4-30-02

02033170

Form 6-K

No. 3

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2002

Commission file number: 0-15741

AB ELECTROLUX
(Translation of registrant's name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden
(Address of principal executive offices)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)
(Registrant)

Date: April 22, 2002

By: [signature]
William G. E. Jacobs

02-04-22 6k3

PRESS RELEASE

Electrolux signs agreement to divest its motor operations to Dresdner

(ELUX) Electrolux has signed an agreement for divestment of its motor operations, to ACC SpA (Appliance Components Companies). ACC SpA is controlled by a close-end fund managed by Dresdner Kleinwort Capital. Co-investors are also Centrobanca and Friulia, two Italian investment banks.

The motor operations is part of the Components product line in the Professional Indoor business area and produces motors for domestic appliances and industrial applications. Electrolux motor operations has three plants; Sole in Pordenone, Italy, FHP in Oldenburg, Germany, and in Bercel, Hungary. The three plants represent the European leader in the sector of electric motors for washing machines, dishwashers and dryers. In 2001, sales amounted to SEK 2,247m (€ 236.3 m), and the plants have 1,951 employees.

Says Detlef Münchow, President of Electrolux Professional Indoor Products: "The divestment of the motors division reflects our continual effort to divest underperforming operations."

The sale is expected to be completed as of April 30, 2002, and will generate a capital gain of SEK 6m for the Group.

For more information, Electrolux Press Hotline is available at +46 8 657 65 07

AB ELECTROLUX (PUBL)

MAILING ADDRESS	TELEPHONE	TELEFAX	PRESS HOTLINE	WEB SITE
SE-105 45 STOCKHOLM SWEDEN	+46 8 738 60 00	+46 8 738 74 61	+46 8 657 65 07	www.electrolux.com